Notice to ASX/LSE 6 September 2022 Rio Tinto and Turquoise Hill enter into definitive arrangement agreement for Rio Tinto to acquire full ownership of Turquoise Hill Turquoise Hill Board of Directors unanimously recommends minority shareholders vote in favour of Rio Tinto’s best and final offer of C$43 per share in cash Rio Tinto has entered into a binding agreement (the “Arrangement Agreement”) to acquire all of the remaining shares of Turquoise Hill Resources Ltd (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill”) that Rio Tinto does not currently own (the “Transaction”). The Independent Directors of Turquoise Hill have unanimously recommended that Turquoise Hill minority shareholders vote in favour of the Transaction and, together with senior officers of Turquoise Hill, have entered into voting support agreements with respect to all of the Turquoise Hill shares they own or control. The Transaction delivers significant value to Turquoise Hill minority shareholders with the certainty of an all- cash offer of C$43 per share, which is Rio Tinto’s best and final offer. This represents a premium of 67% to Turquoise Hill’s closing price of C$25.68 per share on 11 March 2022, the day prior to Rio Tinto’s initial public proposal to acquire Turquoise Hill. Rio Tinto has agreed to provide Turquoise Hill with secured short-term liquidity during the Transaction period of up to US$1.1 billion (subject to certain pre-conditions), which would need to be repaid from an equity raising from shareholders in the first half of 2023 if the Transaction is not approved by shareholders. Turquoise Hill has estimated that it requires US$3.6 billion of additional funding in total to complete the project. It aims to address this through a funding plan including renegotiating debt repayment dates, which requires the unanimous consent of participating lenders. The success of this debt renegotiation and certain other funding plans is uncertain and, if unsuccessful, could require further equity contributions from shareholders. The Transaction delivers certainty for the financing needs of Oyu Tolgoi and alleviates any further funding risks for shareholders. Rio Tinto Chief Executive Jakob Stausholm said: “This Transaction will simplify governance, improve efficiency and create greater certainty of funding for the long-term success of the Oyu Tolgoi project. Rio Tinto’s offer guarantees Turquoise Hill’s minority shareholders outstanding value through a significant all- cash premium for their shares. After extensive negotiations, the terms of the transaction are final and there will be no further price increase. We look forward to working with the Turquoise Hill Board of Directors to ensure Turquoise Hill shareholders are able to realise the significant and immediate value of the Transaction.” Rio Tinto Copper Chief Executive Bold Baatar said: “Rio Tinto will work in direct partnership with the Government of Mongolia and Erdenes Oyu Tolgoi to realise the full potential of the Oyu Tolgoi project for the benefit of all stakeholders. This Transaction rewards all minority shareholders with an exceptional premium of 67% for their shares and brings the financial certainty necessary to ensure the Oyu Tolgoi project can be developed without having to ask minority shareholders to contribute further significant funds.” The Transaction will be implemented by way of a Canadian Plan of Arrangement and require the approval of 66.67% of votes cast by all shareholders of Turquoise Hill (including Rio Tinto) and the approval of a simple majority of the votes cast by minority shareholders of Turquoise Hill. A special meeting of shareholders of Turquoise Hill to approve the Transaction is expected as early as possible in the fourth quarter of 2022 and, if approved, the Transaction is expected to close shortly thereafter. Details of the Transaction and Arrangement Agreement will be provided in the management information circular to be mailed to Turquoise Hill shareholders. EXHIBIT 99.3

Notice to ASX/LSE Page 2 of 4 Advisors Credit Suisse, RBC Capital Markets and Rothschild & Co are acting as financial advisors to Rio Tinto, and McCarthy Tétrault LLP and Sullivan & Cromwell LLP are acting as legal advisors. BMO Capital Markets is acting as exclusive advisor to the Special Committee of Turquoise Hill and Blake, Cassels & Graydon LLP is acting as legal counsel to the Special Committee. TD Securities has been retained by the Special Committee as independent valuator. Norton Rose Fulbright Canada LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as Canadian and U.S. legal counsel, respectively, to Turquoise Hill. Notes to editors Turquoise Hill is an international mining company focused on the operation of the Oyu Tolgoi copper-gold mine in Mongolia. Turquoise Hill owns 66% of the Oyu Tolgoi mine with the Government of Mongolia holding the remaining 34% interest. The total consideration to be paid will be US$3.3bn1 which will be paid out of existing cash reserves. Turquoise Hill had earnings before tax of US$993 million in the year to 31 December 2021, and a gross asset value of US$14,791 million as at 30 June 2022. Both the earnings and gross assets are currently consolidated within Rio Tinto’s accounts. The Transaction represents a premium of 67% to Turquoise Hill’s closing price of C$25.68 per share on 11 March 2022, the day prior to Rio Tinto’s public non-binding proposal to acquire Turquoise Hill, and a premium of 125% to Turquoise Hill’s closing price of C$19.12 per share on 24 January 2022, the day before agreeing a path forward between the Government of Mongolia, Turquoise Hill and Rio Tinto that enabled commencement of the underground mine at Oyu Tolgoi. If the Transaction is successful Rio Tinto will hold a 66% interest in Oyu Tolgoi with the remaining 34% owned by Mongolia. Rio Tinto Canadian early warning disclosure Rio Tinto currently beneficially owns 102,196,643 common shares of Turquoise Hill, representing approximately 51% of the issued and outstanding common shares of Turquoise Hill. Rio Tinto also has anti- dilution rights that permit it to acquire additional securities of Turquoise Hill so as to maintain its proportionate equity interest in Turquoise Hill from time to time. This announcement is authorised for release to the market by, and a copy of the related early warning report may be obtained from, Rio Tinto’s Group Company Secretary. The head office of Turquoise Hill is located at 1 Place Ville-Marie, Suite 3680, Montreal, Quebec, Canada H3B 3P2. Additional disclosures This press release does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with registration and other requirements under applicable law. 1 Based on a CAD/USD FX rate of 0.764. as of 31 August 2022.

Notice to ASX/LSE Page 3 of 4 Forward-Looking Statements This press release includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this release, are forward-looking statements. The words “intend”, “forecast”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “pursue”, “seek” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. All information provided in this press release, including the forward-looking statements herein, speak only as of the date of this press release. The person responsible for arranging the release of this announcement on behalf of Rio Tinto plc is Steve Allen, Group Company Secretary. LEI: 213800YOEO5OQ72G2R82 Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State.

Notice to ASX/LSE Page 4 of 4 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 Matthew Klar M+ 44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Americas Simon Letendre M +514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com